Alltel Corporation
One Allied Drive, Little Rock, Arkansas 72202

May 9, 2008

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re:     Alltel Corporation
                      Form 10-K for the fiscal year ended December 31, 2007
                      Filed March 20, 2008
                      File No. 1-4996

Dear Mr. Spirgel:

Alltel Corporation (“Alltel” or the “Company”) is submitting the accompanying response to the follow-up comment included in your letter dated May 5, 2008.  For your convenience, we have restated the comment in its entirety with the response of Alltel following immediately thereafter.

We look forward to discussing our response with your staff at their earliest convenience.  Should you have any questions or need additional information relating to our response, please contact me at (501) 905-2319 or Sue Mosley, our Controller, at (501) 905-4699.

Sincerely,

/s/ Sharilyn S. Gasaway

Sharilyn S. Gasaway
Executive Vice President – Chief Financial Officer

cc:           Mr. Andrew Mew, Senior Staff Accountant
Ms. Melisa Hauberk, Senior Staff Accountant

Note 18.  Agreement to Lease Cell Site Towers, page F-85

1.
We note your response to prior comment 2.  You state that Atlantis Holdings assumed an obligation to continue to grant American Tower the right to use certain tower assets.  Please provide us with more information regarding your reassessment of the acquired lease agreement by addressing the following items:

•	Describe the methodology you used to determine the fair value of the unfavorable contract. Tell us how you considered each of the various rights and obligations associated with the lease agreement.

•
Describe the events or changes in circumstances that occurred during the period between the inception of the agreement with American Tower and the acquisition by Atlantis Holdings that affected the value of the contract unfavorably.

•
It is unclear to us whether you considered the obligation to continue to grant American Tower the right to use the assets in assessing the value of the unfavorable contract.  If the value of the unfavorable contract does not include it, tell us your proposed accounting treatment for this obligation.

Response

As outlined in our earlier responses dated April 10 and April 28, 2008, Alltel entered into a 15-year agreement with American Tower Corporation (“American Tower”) in 2000.  Under that agreement, American Tower paid Alltel $300,000 per tower at the commencement of the lease term for the right to remarket the remaining space on certain of Alltel’s cell site towers and became obligated to manage and maintain those towers.  In evaluating this lease agreement, we acknowledge that Atlantis Holdings LLC (“Atlantis Holdings”) assumed an obligation on November 16, 2007 (acquisition date) to continue to grant American Tower the right to use these assets over the remaining term of the existing agreement with no future economic benefit to Atlantis Holdings because the rental payments were paid in advance at the inception of the lease agreement.  We estimated the fair value of the right to use the assets (deemed to be an unfavorable contract) at the acquisition date to be approximately $50 million.  The agreement with American Tower contains three significant rights and obligations and, accordingly, the valuation focused on those elements as follows:

•	Alltel’s obligation to make available to American Tower the right to use and manage our tower assets to remarket the remaining space for their economic benefit.

•
Alltel’s obligation to make available to American Tower the right to purchase all the towers included in the transaction for $42,844 per tower or 769 shares of American Tower Class A common stock per tower at the end of the lease term.

•	American Tower’s obligation to manage and maintain the towers and Alltel’s obligation to pay American Tower for the management and maintenance services.

We have outlined below our methodology and factors considered in determining the fair value of the unfavorable contract with references to the rights and obligations listed above.

Alltel’s obligation to make available to American Tower the right to use and manage our tower assets to remarket the remaining space for their economic benefit.

Alltel’s obligation to grant American Tower the right to use the leased towers prevents Alltel from leasing the remaining space on the towers for its own economic benefit.  We determined the value of the lost revenue opportunity by using the Income Approach which focuses on the income-producing capability of an asset.  The Income Approach incorporates the calculation of the present value of future economic benefits over the lease term such as cash earnings, cost savings and tax deductions, as applicable.  Fair value was derived by discounting expected cash flows over the remaining lease term using a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risk associated with the particular investment.  Using the Income Approach, we estimated the fair value of the unfavorable contract at the acquisition date to be approximately $50 million.

Alltel's estimated cash earnings used within the Income Approach model includes estimated lease revenues less expected commission costs and taxes.  Because Alltel currently has sub-lease agreements on towers owned by Alltel that were not included in the American Tower arrangement, we used this data as a basis for determining our lease revenue and associated commission costs and taxes per tower.  We believe this data is also representative of the view of a market participant.  Primary assumptions used in the valuation were as follows:

▪	Lease income. We used two sets of assumptions to determine the growth in sub-leases over the remaining term of the American Tower contract:

-	One assumption utilized lease-up rates which are the rates of new lease agreements executed annually on a tower portfolio based on current market data.

-
The second assumption utilized penetration rates which is the rate of sub-lease agreements as a percentage of total towers owned.  These rates were derived from Alltel’s current sub-lease penetration levels.

▪
Expenses.  We considered the incremental operating expenses that would be incurred to market and sell the available tower space to third parties.  These expenses were based on industry-level commission costs.

▪	Taxes. Taxes were deducted based on Alltel’s corporate tax rate.

▪	Discount Rate. A discount rate of 9% was utilized based on the specific risk associated with the income-generating capacity associated with the towers.

Using the above assumptions, the calculated net present value of cash flows associated with the foregone lease income was $50 million.

Alltel’s obligation to make available to American Tower the right to purchase all the towers included in the transaction for $42,844 per tower or 769 shares of American Tower Class A common stock per tower at the end of the lease term.

We considered whether American Tower’s option to purchase the 1,773 leased towers for additional consideration should be included in the valuation of the unfavorable contract.  Pursuant to the terms of the agreement with American Tower, at the end of the lease term, American Tower can purchase the towers for either $42,844 in cash per tower ($76 million in total) or, at Alltel’s election, 769 shares of American Tower Class A common stock per tower.  On November 16, 2007, American Tower’s Class A common stock had a market value of $45.00 per share, which would result in a purchase option value equal to $34,605 per tower or $61 million in total.  Under current market conditions, Alltel would elect to receive cash consideration for the towers.  After considering all available information, we concluded that any additional incremental value related to the purchase option would be de minimus.  In considering whether the purchase option had any incremental value that should be included in the valuation of the unfavorable contract, we considered the following factors: (1) fair value of the towers as of the acquisition date and the expected value of the towers in 2015 and 2016 (end of lease term); (2) changes in the wireless industry and the credit markets since the inception of the lease agreement with American Tower; and (3) the uncertainty of American Tower exercising their purchase option.  Each of these factors is further discussed below.

Tower Value in 2015 and 2016:  Because the option to purchase the towers can only be exercised at the end of the lease term, which will occur on varying dates in the years 2015 and 2016, dates which are approximately 8.5 years from the acquisition date, the Company believes that determining the future value of the towers at the end of the lease term is highly speculative.  Since 2000, Alltel has not entered into any lease arrangements similar to that of the American Tower agreement and, to the best of our knowledge, there have not been any similar leasing arrangements recently transacted in the marketplace.  Therefore, in the absence of any reliable current market data to the contrary, we have concluded that American Tower’s purchase option would represent an “at market value” option, and therefore, would convey a de minimus amount of additional value, if any, to the unfavorable contract.

In reaching this conclusion, management also considered the relative age of the towers leased to American Tower.  At the inception of the lease, the lease portfolio generally consisted of towers that had already been in service for a number of years and, when factoring in the remaining eight years until the purchase option could be exercised, management concluded that the leased towers would likely be valued at or below the cash consideration price of $76 million.  As part of the purchase price allocation completed in conjunction with the acquisition of Alltel by Atlantis Holdings, the towers leased to American Tower were assigned a fair value of $114.8 million.  Using the acquisition date fair value of the towers and applying Alltel’s annual depreciation rate of approximately 7%, which is consistent for tower assets within the wireless industry, the towers would have an expected carrying value of approximately $50 million at the end of the lease term.  This estimated $50 million value is not materially different from the $76 million value of the cash purchase option which management believes further validates Alltel’s assertion that American Tower’s purchase option is an “at market” purchase option as of the acquisition date of November 16, 2007.

Changes in Wireless Industry and Credit Markets:  Because of significant changes affecting the wireless industry, management believes that it is highly uncertain as to whether there will be a market to sell the towers eight years from now to another rental and tower management company if American Tower does not exercise its purchase option, and even if a market exists, whether Alltel would be able to sell these towers for an amount greater than $76 million.  Among the changes affecting the wireless industry in the eight years that have passed since Alltel and American Tower entered into the leasing agreement are that in the year 2000, the wireless industry was fairly immature and experiencing significant growth.  Within the last few years, penetration rates (penetration measures the subscriber base as a percentage of the total population in a particular service area) have begun to level off indicating a decline in growth rates.  In addition, consolidation among the wireless service providers has decreased the opportunity and demand for wireless carriers to lease tower space because there are now fewer wireless carriers needing to attach antennas to towers to provide wireless service to their customers.  Listed below are certain statistics and other industry trends that Alltel believes would limit the potential for tower leasing transactions to occur in today’s market and that would likely continue beyond the years 2015 and 2016.

▪	2001 Standard & Poor's (S&P) Wireless Industry Survey reported 2000 penetration rates of 38.9% while the 2007 S&P Wireless Industry Survey reported penetration rates greater than 80% as of mid-2007.

▪
The 2007 S&P Wireless Industry Survey reports that growth in the US wireless industry has slackened from the double-digit increases of the last 15 years and has entered a period of market maturity, in terms of subscribers.

▪
Continued consolidation among wireless service providers has resulted in the decommissioning of certain existing communication sites due to network redundancy, and have likely reduced future capital expenditure levels in the wireless industry in the aggregate, because network expansion plans may no longer be necessary due to a company acquiring network assets as a result of a merger transaction.  For example, in connection with the combination of Cingular and AT&T Wireless (to form AT&T Mobility), Sprint PCS and Nextel (to form Sprint Nextel) and Alltel's acquisition of CenturyTel, Western Wireless and Midwest Wireless, these combined companies have decommissioned many of their overlapping communication sites decreasing the industry demand to lease cell sites.

In addition, Alltel believes that the credit markets that existed as of the acquisition date are significantly different than the credit markets that existed when Alltel entered into the agreement with American Tower, principally affecting a company’s ability to raise capital in the marketplace.  Given the changes in the wireless industry and the credit markets, Alltel believes that it would be significantly more difficult for a company to acquire or purchase towers in a leasing transaction similar to Alltel’s transaction with American Tower, and even if such a transaction were to occur, the value derived from the transaction would be substantially lower than the value obtained by Alltel in its transaction with American Tower.

Uncertainty of American Tower Exercising their Option to Purchase the Towers:  As discussed in American Tower’s 2007 Form 10K, Item 1A Risk Factors, American Tower has entered into leasing agreements with two carriers, AT&T Mobility and Alltel.  Both of these agreements include an option to purchase the leased towers at the end of the respective lease terms.  American Tower’s purchase option with A&T Mobility allows American Tower to purchase approximately 2,500 towers in 2013 (end of the lease term) at a total cash purchase price of $604.5 million.  American Tower’s purchase option with Alltel allows American Tower to purchase the 1,773 towers in 2015 and 2016 (end of the lease term) at a total cash purchase price of $76 million.  American Tower stated that they may not have the required available capital to exercise their right to purchase these or other leased or subleased towers at the end of the applicable lease periods and even if they do have available capital, they may choose not to exercise their right to purchase such towers for business or other reasons.  However, American Tower did state that if they do not exercise these purchase rights, or are otherwise unable to acquire an interest that would allow them to continue to operate these towers after the applicable period, they will lose the cash flows derived from such towers, which may have a material adverse effect on their business thereby providing them with the incentive to exercise the purchase options, if at all possible.  As of December 31, 2007, American Tower was a very highly leveraged company as discussed and reported in their 2007 Form 10K (see Item 1A, Risk Factors "Substantial leverage and debt service obligations may adversely affect us" and " Restrictive covenants in the loan agreement for our Revolving Credit Facility, the indentures governing our debt securities, and the loan agreement related to our Securitization could adversely affect our business by limiting flexibility") with $1.9 billion in long-term debt becoming due in 2012 (maturity date is just prior to the expiration of their purchase option with AT&T Mobility). Because American Tower has two outstanding tower purchase options which would require cash outlays of approximately $681 million to exercise, is highly leveraged, and has $1.9 billion of outstanding long-term debt due in 2012, management concluded that there is a high degree of uncertainty as to whether or not American Tower would have the financial capability to exercise its purchase option to acquire the towers leased from Alltel.  When also factoring in the uncertainty surrounding the credit markets (i.e. American Tower’s ability to finance the exercise of the purchase option), management concluded that it was appropriate not to assign any value to American Tower’s option to purchase the towers.

American Tower’s obligation to manage and maintain the towers and Alltel’s obligation to pay American Tower for the management and maintenance services.

American Tower assumed the responsibility for paying rent to the landowners for those towers built on leased land and maintaining the tower sites.  Alltel is obligated to pay American Tower a fee for these management and maintenance services.  These payments escalate annually based on the change in the Consumer Price Index, not to exceed five percent annually.  If the American Tower contract did not exist, Alltel would incur the costs to maintain and manage the towers such as ground lease rents, maintenance for the tower site and labor costs to manage the site, which costs approximate the average monthly payments to American Tower.  Accordingly, management concluded that the obligation to manage and maintain the towers approximates market value and would convey a de minimus amount of additional value, if any, to the unfavorable contract.